DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Rockwell Diamonds Inc.

We consent to the inclusion in this annual report on Form 20-F of:

  our Report of Independent Registered Public Accounting Firm dated May 20, 2008 on the consolidated balance sheets of Rockwell Diamonds Inc. ("the Company") as at February 29, 2008 and May 31, 2007 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the nine month period ended February 29, 2008 and the years ended May 31, 2007 and 2006;

  our Report of Independent Registered Public Accounting Firm dated May 20, 2008 on the Company's internal control over financial reporting as of February 29, 2008;

each of which is contained in this annual report on Form 20-F of the Company for the fiscal period ended February 28, 2010.

“DAVIDSON & COMPANY LLP”
Vancouver, Canada	Chartered Accountants
August 31, 2010